Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

May 19, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10123
Municipal Income ETF Portfolio, Series 3
(the “Trust”)
CIK No. 1919029 File No. 333-264657

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Front Cover

1.The Staff notes that disclosure states, “The Trust invests in a diversified portfolio of shares ("Securities") issued by exchange-traded funds ("ETFs" or "Funds").” Please revise to state, “The Trust invests in a diversified portfolio of shares ("Securities") held by exchange-traded funds ("ETFs" or "Funds").”

Response:The Trust respectfully declines to revise the disclosure as it believes the disclosure as currently stated is appropriate for investor comprehension.

Portfolio

2.If the Trust will have material exposure to the municipal bonds issued by any jurisdiction experiencing financial distress, please identify that jurisdiction and add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to any jurisdictions experiencing financial distress, relevant disclosure will be added to the Trust’s prospectus.

Risk Factors

3.Please update the “Market Risk” given current market conditions.

Response:The Trust confirms that the “Market Risk” has been revised to reflect current market conditions.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon